November 17, 2006
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Attention: Donna Levy

Re:	NACG Holdings Inc.
Amendment No. 5 to Form F-1
Filed November 8, 2006
File No. 333-135943

North American Energy Partners Inc.
Form 20-F, as amended, for fiscal year ending March 31, 2005
Filed November 25, 2005
Form 20-F, as amended, for fiscal year ending March 31, 2006
Filed August 30, 2006
File No. 333-111356
Ladies and Gentlemen:
On behalf of the above-referenced Registrants, we have filed through EDGAR Amendment No. 7 (“Amendment No. 7”) to the above-referenced Registration Statement (the “Registration Statement”). Amendment No. 7 reflects all changes made to the Registration Statement.
In this letter, we set forth responses to the comments and requests for additional information contained in the letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 16, 2006, with respect to the above-referenced filings. For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the November 16 comment letter. The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

United States Securities and Exchange Commission
November 17, 2006

Amendment No. 5 to Form F-1
General
1.	We note that you have filed a separate confidential treatment request for certain information contained in exhibit 10.12 to the F-1. We will respond to your request in a separate communication.

Response: The Registrant has received the Staff’s separate letter, dated November 16, 2006, with respect to the confidential treatment request. The Registrant has re-filed Exhibit 10.12 with Amendment No. 6 to the Registration Statement on Form F-1. Only the text for which confidentiality is necessary and supported by FOIA and applicable Commission rules has been redacted in the revised Exhibit 10.12.
Financial Statements
Note 21 — Stock-based compensation plan, page F-39
2.	We note the disparity between your stock option valuation through June 30, 2006, and the offering range of your common shares. Tell us and disclose whether you obtained a contemporaneous valuation performed by an unrelated valuation specialist as defined by the AICPA Practice Aid “Valuation of Privately-Held Company Equity Securities Issued as Compensation.” If not, please revise to disclose the following information related to issuances of equity instruments:
•	Discuss the significant factors, assumptions, and methodologies used in determining the fair value of the underlying common stock;

•	Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price or the fair value as determined by a contemporaneous valuation by an unrelated valuation specialist obtained subsequent to the grants but prior to the IPO; and

•	Disclose the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

United States Securities and Exchange Commission
November 17, 2006

Response: Please note that the numbers of options and exercise prices in the following discussion have been adjusted to reflect the 20-for-1 share split effected on November 3, 2006. While the Registrant did not obtain contemporaneous valuations performed by an unrelated valuation specialist for the options granted between November 26, 2003 and June 30, 2006, it did obtain recent valuations by unrelated valuation specialists for all options granted after December 31, 2004.
The Registrant granted 1,082,600 options in the period from November 26, 2003 to March 31, 2004, 92,240 options in the three months ended June 30, 2004, 190,000 options in the three months ended September 30, 2004 and 100,000 options in the three months ended December 31, 2004. The exercise price of $5 per share for each of these options was the same as the per share price paid by the Registrant’s sponsors in their acquisition of the Registrant on November 26, 2003. Because of that fact and because no significant changes had occurred in the Registrant’s business or operations subsequent to the acquisition, the board of directors of the Registrant did not have any reason to believe that an independent valuation was necessary and determined that the exercise price of these options was the same as the fair value of the shares at the date of grant. As disclosed in note 21, the Registrant recognized stock-based compensation expense of $137,000 for the options granted in the period from November 26, 2003 to March 31, 2004.
The Registrant granted 100,000 options with an exercise price of $5 per share in the three months ended March 31, 2005. In connection with its annual goodwill impairment test, in February 2005, the Registrant received an independent comprehensive valuation report from Ernst & Young LLP that provided an opinion of fair value as of December 31, 2004, which valued the common shares at $13.32 per share. The Registrant used $13.32 as the per share market value of its common shares in determining stock-based compensation using the Black-Scholes option-pricing model for the three months ended March 31, 2005. As disclosed in note 21, the Registrant recognized stock-based compensation expense of $497,000 for the options granted since its inception on November 26, 2003.
The Registrant granted 717,760 options in the three months ended December 31, 2005, 27,760 options in the three months ended March 31, 2006 and 127,760 options in the three months ended June 30, 2006, all with an exercise price of $5 per share. In connection with its annual goodwill impairment test, in February 2006, the Registrant received an independent comprehensive valuation report from Ernst & Young LLP that provided an opinion of fair value as of December 31, 2005, which valued the common shares at $6.10 per share. The Registrant used $6.10 as the per share market value of its common shares in determining stock-based compensation using the Black-Scholes

United States Securities and Exchange Commission
November 17, 2006

option-pricing model for the three months ended December 31, 2005, March 31, 2006 and June 30, 2006. As disclosed in note 21, the Registrant recognized stock-based compensation expense of $923,000 and $312,000 in the fiscal year ended March 31, 2006 and the three months ended June 30, 2006, respectively, for the options granted since its inception on November 26, 2003.
In September 2006, the Registrant granted 187,760 options with an exercise price of $16.75 per share. In September 2006, the Registrant had a valuation performed by an unrelated valuation specialist, which valued the common shares at $16.75 per share.
The Registrant has subsequently calculated the compensation expense that would have been recognized in the three months ended June 30, 2006, using $16.75 per share as the grant date fair value in the Black-Scholes model for the options granted in June 2006, and determined that the additional compensation expense of approximately $16,000 was not material.
In each case, the Registrant’s board of directors had either a valuation based on a recent arms’-length purchase of the common shares or a recent valuation performed by an unrelated valuation specialist that the board had no reason to believe was wrong in any significant respect. The board used that data, took into account the business and financial condition of the Registrant at the time and granted the options at what the board believed was fair value. In the situations where the independent valuations resulted in a higher value than the board had determined, the Registrant used the valuation provided by the unrelated valuation specialist in determining stock-based compensation expense using the Black-Scholes option-pricing model.
The Registrant believes that the difference between the value as of the date of each grant and the estimated offering price is attributable to the Registrant’s improved business opportunities in its industry, improved operating performance, particularly during the quarters ended March 31, 2006 and June 30, 2006, the addition of management personnel with public company experience, the increase in value arising from expectations of becoming a public company and the simplification of the Registrant’s capital structure and redemption of preferred stock pursuant to its planned reorganization.
The Registrant has added disclosure on page 75 of Amendment No. 7 regarding the valuations of the option grants made between November 26, 2003 and September 2006.
To assist the Staff in its review of Amendment No. 7, courtesy packages containing a copy of Amendment No. 7 and this letter are being delivered to each individual shown as a carbon copy recipient of the Staff’s comment letter.

United States Securities and Exchange Commission
November 17, 2006

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, or with respect to any other revisions to Amendment No. 7, please contact the undersigned at 713-221-1306 or Troy L. Harder at 713-221-1456.

Very truly yours, Bracewell & Giuliani LLP
/s/ Gary W. Orloff
Gary W. Orloff

GWO/pd
Enclosures

cc:	Mr. Vincent J. Gallant NACG Holdings Inc. Mr. Kris F. Heinzelman Cravath, Swaine & Moore LLP Mr. Troy L. Harder Bracewell & Giuliani LLP